UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CARGO THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

CONCENTRA BIOSCIENCES, LLC

(Name of Filing Persons (Co-Offeror 1))

CONCENTRA MERGER SUB VII, INC.

(Name of Filing Persons (Co-Offeror 2))

TANG CAPITAL PARTNERS, LP

(Name of Filing Persons (Co-Offeror 3))

TANG CAPITAL MANAGEMENT, LLC

(Name of Filing Persons (Co-Offeror 4))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

14179K 101

(CUSIP Number of Class of Securities)

Kevin Tang

Concentra Biosciences, LLC

4747 Executive Drive, Suite 210

San Diego, California 92121

Tel. (858) 281-5372

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on July 21, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Concentra Biosciences, LLC, a Delaware limited liability company (“Parent” or “Purchaser”). This Amendment relates to the offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of CARGO Therapeutics, Inc., a Delaware corporation (“CARGO”), for: (i) $4.379 per Share in cash (the “Cash Amount”); plus (ii) one non-transferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 7, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among CARGO, Parent and Concentra Merger Sub VII, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

ITEMS 1 through 9 and 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

I.	The first full paragraph on page 42 set forth in the Offer to Purchase in the section entitled “Conditions to the Offer” is hereby amended and restated in its entirety to read as follows:

The foregoing conditions are for the sole benefit of Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. Such rights of termination are described above in “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Termination.” All conditions (including the Minimum Cash Condition), other than the Minimum Tender Condition and the Termination Condition may be waived by Purchaser in its sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In accordance with SEC rules and regulations, upon discovery of a condition that gives rise to termination of the Offer, Parent and Merger Sub will undertake to promptly notify CARGO stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.

ITEM 12.	EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated July 21, 2025
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)*	Press Release of CARGO issued on July 8, 2025 (incorporated by reference to Exhibit 99.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(b)	Not applicable
(d)(1)*	Agreement and Plan of Merger, dated July 7, 2025, by and among Concentra Biosciences, LLC, Concentra Merger Sub VII, Inc. and CARGO Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(d)(2)*	Confidentiality Agreement, dated March 28, 2025, between CARGO and TCM
(d)(3)*	Limited Guaranty, dated July 7, 2025
(d)(4)*	Form of Tender and Support Agreement (incorporated by reference to Exhibit E of Exhibit 2.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(d)(5)*	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table

*	Previously filed.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2025

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

CONCENTRA MERGER SUB VII, INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager of Tang Capital Management, LLC, General Partner of Tang Capital Partners, LP

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager